Atlas Copco

03 NOV 18 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

03037460

Attention: Office of International Corporate Financ[e]
Mail Stop 3-2

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco's Capital Markets Day in summary
- Financial information from Atlas Copco during 2004

Stockholm, Sweden, November 13, 2003

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

Esin Arvidsson
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 305

dlw 11/18

JEC 02-812

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070 or + 46 70 322 8070, annika.berglund@se.atlascopco.com

Atlas Copco's Capital Markets Day in summary

Stockholm, Sweden, November 12, 2003—Today, Atlas Copco holds its annual Capital Markets Day. The program is aimed at giving a deeper understanding of the Group's strategy, structure, and ongoing activities.

At the meeting Gunnar Brock, President and CEO, reconfirms the near-term outlook given on October 23, when Atlas Copco presented its third quarter report. The overall demand for the Group's products and services, seasonally adjusted, is expected to improve slightly. The demand for industrial equipment is expected to continue to increase gradually in most geographical markets, and the demand from the mining industry is foreseen to remain favorable. Construction activity is expected to stay at a relatively low level in the biggest markets, the United States and the European Union.

The Atlas Copco Group has a vision to be first in mind—first in choice of customers and other key stakeholders. *"We want to reinforce our growth ambitions by focusing on customer share as an operational tool."*

Growth is a key strategy for the Group and should be achieved primarily through organic growth supported by selective acquisitions. *"Acquisitions shall be modest in size and close to home, like the recent acquisitions of Spanish compressor manufacturer Puska and Chinese drilling equipment manufacturer Shenyang."*

Brock stresses the importance of product development, including products for the aftermarket where the investment level is comparably low. *"We must be fast on our feet in product innovation. This is the only way to safeguard organic growth and to keep our margins long-term."*

- To better serve its current and potential customers, *Industrial Technique* is focusing on developing new generations of DC electric fastening tools and professional battery tools.
- *Construction and Mining Technique* is consolidating its operational structure and directing its product development towards a dynamic growth in both aftermarket and capital equipment.
- *Compressor Technique* has a comprehensive development program of aftermarket products. The products are aimed at optimizing the complete compressed air installation.
- *Rental Service* continues to develop the business and further increase efficiency through improved processes and competencies as well as focused areas of responsibility.

Programs to develop and reinforce the Group structure are in place in all business areas.

Approximately 125 analysts, investors, and journalists, along with the members of Atlas Copco's Group Executive Management, attend Capital Markets Day in Stockholm, Sweden.

SEC 82-812

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070 or +4670 322 8070, annika.berglund@se.atlascopco.com

Financial information from Atlas Copco during 2004

Stockholm, Sweden, November 13, 2003––The Atlas Copco Group will issue financial information on the following dates next year:

2004	February 2	Preliminary 2003 Report Q4 – fourth quarter results 2003
	April 27	Q1 – first quarter results 2004
	July 16	Q2– second quarter results 2004
	October 21	Q3– third quarter results 2004
2005	February 2	Preliminary 2004 Report Q4 – fourth quarter results 2004